                             PROSPECTUS SUPPLEMENT
                                       TO
                         PROSPECTUS DATED JUNE 21, 1999

                                     [LOGO]

                                  $150,000,000
                           KEY ENERGY SERVICES, INC.

                                 Exchange Offer
                                       of
                14% Senior Subordinated Notes Due 2009, Series B
                                      for
             All Outstanding 14% Senior Subordinated Notes Due 2009

                             ---------------------

THE SERIES B NOTES

    - The terms of the Series B notes to be issued are virtually identical to the outstanding notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes.

MATERIAL TERMS OF THE EXCHANGE OFFER

    - Expires at 5:00 p.m., New York city time, on July 19, 1999, unless extended.

    - Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.

    - All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

    - Tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offer.

    - The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

      CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THE PROSPECTUS
            DATED JUNE 21, 1999 AND PAGE 6 OF THIS PROSPECTUS SUPPLEMENT.

      Neither the SEC nor any state securities commission has approved the Series B notes to be issued in the exchange offer or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is illegal.

              The date of this prospectus supplement is June 21, 1999.
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                               TABLE OF CONTENTS

Summary...............................................................................           2
Risk Factors..........................................................................           6
Use of Proceeds.......................................................................           8
The Exchange Offer....................................................................           9
Description of Notes..................................................................          15
Material U.S. Federal Income Tax Considerations.......................................          32
Plan of Distribution..................................................................          33
Legal Matters.........................................................................          34

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                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS
SUPPLEMENT, BUT DOES NOT CONTAIN ALL INFORMATION THAT IS IMPORTANT TO YOU. THIS
PROSPECTUS SUPPLEMENT INCLUDES SPECIFIC TERMS OF THE EXCHANGE OFFER AND A
DESCRIPTION OF OUR BUSINESS. WE ENCOURAGE YOU TO READ THE PROSPECTUS, THIS
PROSPECTUS SUPPLEMENT AND THE MATERIALS REFERRED TO UNDER THE CAPTION "WHERE YOU
CAN FIND MORE INFORMATION" IN THE PROSPECTUS.

                               THE EXCHANGE OFFER

    On January 22, 1999, we completed the private offering of $150.0 million aggregate principal amount of 14% senior subordinated notes due 2009.

    We entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to complete the exchange offer on or before July 21, 1999. You are entitled to exchange outstanding notes you hold for Series B notes with substantially identical terms. You should read the discussion under the headings "Summary of Terms of Series B Notes" and "Description of Notes" for further information regarding the Series B notes.

    We believe you may resell the Series B notes without restriction under the Securities Act of 1933, subject to certain conditions. You should read the discussion under the headings "Summary of the Exchange Offer" and "The Exchange
Offer" for further information regarding the exchange offer and resale of Series
B notes.

                         SUMMARY OF THE EXCHANGE OFFER

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Registration Rights             You are entitled to exchange outstanding notes you hold for
  Agreement...................  Series B notes with substantially identical terms. After the exchange offer is complete, holders of outstanding notes who are not prohibited by law or SEC policy from participating in the exchange offer but voluntarily elect not to
                                participate will no longer be entitled to any exchange or
                                registration rights with respect to outstanding notes.

The Exchange Offer............  We are offering to exchange $1,000 principal amount of
                                Series B notes that will be issued in a transaction
                                registered under the Securities Act of 1933 for each $1,000 principal amount of outstanding notes you hold. To be
                                exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered
                                and not validly withdrawn will be exchanged.
                                As of this date there is $150.0 million principal amount of notes outstanding.

                                We will issue Series B notes promptly after the expiration of the exchange offer.

Expiration Date...............  The exchange offer will expire at 5:00 p.m., New York city time, July 19, 1999, unless we decide to extend the
                                expiration date.

Conditions to the Exchange
  Offer.......................  The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable
                                interpretation of the staff of the SEC.

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
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Procedures for Tendering
  Outstanding Notes held in
  Book-Entry Form.............  The outstanding notes were issued in global certificate form to the Depositary Trust Corporation. Interests in the
                                outstanding notes, which are held by direct or indirect
                                participants in DTC through book-entry interests, are shown on, and transfers of the outstanding notes can be made only through, records maintained in book-entry form by DTC.

                                If you are a participant in DTC and you wish to tender your outstanding notes pursuant to the exchange offer, you must either:

                                - cause DTC to transfer ownership of the outstanding notes that you are tendering into the exchange agent's account
                                before the expiration date of the exchange offer. You also must cause DTC to notify the exchange agent before the
                                expiration date that DTC has obtained from you an electronic acknowledgment that you received and agreed to be bound by the letter of transmittal that accompanies this prospectus, and that we can enforce the letter of transmittal against
                                you; or

                                - deliver to the exchange agent before the expiration date of the exchange offer the documents necessary for compliance with the procedures referred to below under the caption
                                "Guaranteed Delivery Procedures."

                                If you are not a participant in DTC and you wish to tender your outstanding notes pursuant to the exchange offer, you should promptly contact the broker, dealer, commercial bank, trust company or other nominee through whom you hold a
                                beneficial interest in the outstanding notes and instruct
                                such person to tender on your behalf.

Guaranteed Delivery
  Procedures..................  If you wish to tender your outstanding notes and time will not otherwise permit a valid tender to be made by the
                                expiration date, you may nevertheless tender your
                                outstanding notes pursuant to the procedures described in
                                this prospectus supplement under the heading "The Exchange
                                Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights.............  You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York city time, on July 19,
                                1999.

Certain U.S. Federal Income
  Tax Considerations..........  The exchange of outstanding notes for Series B notes will not be a taxable event for United States federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.

Exchange Agent................  The Bank of New York is serving as exchange agent for the exchange offer.

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
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Resales.......................  We believe that you may resell the Series B notes issued in the exchange offer without restrictions under the Securities
                                Act of 1933 provided that:

                                - you are acquiring the Series B notes in the ordinary
                                course of business;

                                - you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of Series B notes issued to you; and

                                - you are not one of our affiliates.

                                If our belief is inaccurate and you transfer any Series B
                                note without delivering a prospectus meeting the
                                requirements of the Securities Act of 1933 or without an
                                exemption from such requirements, you may incur liability
                                under the Securities Act of 1933. We do not assume or
                                indemnify you against any such liability.

                                Each broker-dealer that is issued Series B notes in the
                                exchange offer for its own account in exchange for
                                outstanding notes that were acquired by that broker-dealer as a result of market-making or other trading activities
                                must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the Series B notes issued in the exchange offer. A broker-dealer may use this prospectus as
                                supplemented for an offer to resell, resale or other
                                retransfer of the Series B notes so issued. We have agreed to make this prospectus available to any broker dealer for a period of one year.

                       SUMMARY OF TERMS OF SERIES B NOTES

    The form and terms of the Series B notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the Series B notes will be issued in a transaction registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer. The Series B notes will evidence the same debt as the outstanding notes. The outstanding notes are and the Series B notes will be governed by the same indenture.

Aggregate Principal Amount....  $150.0 million.

Maturity......................  January 15, 2009.

Yield and Interest............  Interest on the Series B notes will accrue from January 22,
                                1999 or the latest date through which interest has been
                                paid. Interest will be payable semi-annually in arrears at a rate of 14% per year, on each January 15 and July 15.

Guarantees....................  The Series B notes are guaranteed by certain of our wholly-owned subsidiaries. If we cannot make payments on the
                                Series B notes when they are due, the guarantors are
                                obligated to make them instead.

Ranking.......................  The Series B notes and the guarantees:

                                - are our and our subsidiaries unsecured senior subordinated indebtedness;

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
                                - are junior in right of payment to all of our subsidiaries'
                                existing and future indebtedness, except for trade payables and other indebtedness that is expressly subordinated; and

                                - will be effectively subordinated to certain of our secured indebtedness and secured indebtedness of our subsidiaries to the extent of such security interests.

Certain Covenants.............  The indenture under which the outstanding notes have been and the Series B notes are being issued contains certain
                                covenants for your benefit which, among other things and
                                subject to certain exceptions, restrict our ability to:

                                - incur indebtedness;
                                - make certain payments;
                                - issue capital stock of certain of our subsidiaries;
                                - issue guarantees;
                                - enter into transactions with stockholders and affiliates;
                                - create liens;
                                - engage in sale-leaseback transactions;
                                - sell assets; and
                                - consolidate, merge or sell all or substantially all of our assets.

Change of Control.............  Upon a change of control, we are required to make an offer to purchase the Series B notes from you at a purchase price equal to 101% of their aggregate principal amount on the
                                date of purchase, plus accrued interest.

Form of Series B Notes........  The Series B notes will be issued in global certificate form to DTC. You will not receive Series B notes in certificated form unless one of the events set forth under the heading
                                "Description of Notes -- Book-Entry; Delivery and Form" has
                                occurred. Instead, beneficial interests in the Series B
                                notes will be shown on, and transfers of these will be
                                effected only through, records maintained in book-entry form by DTC.

                            ------------------------

    Our principal offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816 and our telephone number is (732) 247-4822.

                                  RISK FACTORS

    AN INVESTMENT IN OUR DEBT SECURITIES IS SUBJECT TO A NUMBER OF RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THAT INVESTMENT AND YOUR DECISION WHETHER TO EXCHANGE OUTSTANDING NOTES FOR SERIES B NOTES.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS JUNIOR TO CERTAIN OF OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS. FURTHER, THE GUARANTEES OF THE SERIES B NOTES ARE JUNIOR TO ALL OUR SUBSIDIARY GUARANTORS' EXISTING INDEBTEDNESS AND POSSIBLY TO ALL OF THEIR FUTURE BORROWINGS.

    The Series B notes and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' existing indebtedness (other than our existing $216 million of 5% convertible subordinated notes, $4.6 million of our 7% convertible subordinated debentures and our trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Series B notes and the subsidiary guarantees. As a result, upon any distribution to our creditors or the creditors of the subsidiary guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of our senior debt and that of the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the Series B notes or the subsidiary guarantees.

    In addition, all payments on the Series B notes and the subsidiary guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

    In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors, holders of the Series B notes will participate with trade creditors and all other holders of subordinated indebtedness (other than our 5% convertible subordinated notes, our 7% convertible subordinated debentures and any other subordinated indebtedness that is subordinate to payment of the notes) of us and the subsidiary guarantors in the assets remaining after we and the subsidiary guarantors have repaid all of the senior debt. However, because the indenture relating to the Series B notes requires that amounts otherwise payable to holders of the Series B notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Series B notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of Series B notes may receive less, ratably, than the holders of senior debt.

NOT ALL SUBSIDIARIES ARE GUARANTORS AND YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED IF ANY OF OUR NON-GUARANTOR SUBSIDIARIES DECLARES BANKRUPTCY, LIQUIDATES OR REORGANIZES.

    Some but not all of our subsidiaries guarantee the Series B notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors generally will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS.

    Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect to a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

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    - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

    - was insolvent or rendered insolvent by reason of such incurrence; or

    - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

    - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

    In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

    - the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

    - if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become due or mature; or

    - it could not pay its debts as they become due.

WE COULD POSSIBLY BE UNABLE TO REPURCHASE NOTES UPON A CHANGE OF CONTROL.

    Upon a change of control, we will be required to offer to repurchase the outstanding notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that we will have sufficient funds available or will be permitted by our other debt agreements to repurchase the Series B notes upon the occurrence of a change of control.

MARKET FOR OUTSTANDING NOTES LIMITED AND NO ASSURANCE A PUBLIC MARKET FOR SERIES B NOTES WILL DEVELOP.

    The outstanding notes are eligible for trading in the PORTAL market of the NASD. This market is open only to institutional investors eligible to purchase securities in offerings made under the exemption from registration provided by Rule 144A under the Securities Act of 1933. To the extent that outstanding notes are exchanged in the exchange offer, the existing limited market for outstanding notes will become further constricted, with a probable decrease in the liquidity of the outstanding notes.

    The Series B notes constitute a new issue of securities with no established public trading market. We do not intend to list the Series B notes on any national securities exchange. The initial purchasers of the outstanding notes advised us that they intend to make a public market in the Series B notes. However, they are not obligated to do so and any market-making activities with respect to the Series B notes can be discontinued at any time without notice. Accordingly, no assurance can be given that an active public market will develop for the Series B notes or as to the liquidity of, or the trading market for, the Series B notes.

UNEXCHANGED OUTSTANDING NOTES TO REMAIN RESTRICTED SECURITIES.

    Outstanding notes that are not tendered in the exchange offer will continue to be subject to the existing restrictions upon their transfer. We will have no obligation to provide for the registration under the Securities Act of 1933 of unexchanged outstanding notes.

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                                USE OF PROCEEDS

    We will not receive any cash proceeds from the issuance of Series B notes offered hereby. In consideration for issuing the Series B notes, we will receive in exchange a like principal amount of outstanding notes, the terms of which are virtually identical to the Series B notes. The outstanding notes surrendered in exchange for the Series B notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Series B notes will not result in any change in our capitalization.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The outstanding notes were sold on January 22, 1999, to the initial purchasers and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. We are offering to exchange the Series B notes for the outstanding notes to satisfy our contractual obligations under the registration rights agreement we executed in connection with the offering of the original notes.

    After consummation of the exchange offer, holders of outstanding notes who do not tender will not have any further registration rights under the registration rights agreement. Any unexchanged outstanding notes will continue to be subject to certain restrictions on transfer. The outstanding notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System of the NASD. We anticipate that most holders of outstanding notes will elect to exchange them for Series B notes since resales of Series B notes will not be restricted under the Securities Act of 1933. We anticipate that the liquidity of the market for any outstanding notes remaining after the consummation of the exchange offer will be substantially reduced.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of Series B notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, you may tender outstanding notes only in integral multiples of $1,000.

    The form and terms of the Series B notes are the same as the form and terms of the outstanding notes except that:

    - the Series B notes have been registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer; and

    - the holders of the Series B notes will not be entitled to certain rights under the registration rights agreement, and the rights presently applicable to outstanding notes will terminate upon consummation of the exchange offer.

    The Series B notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture.

    Holders of outstanding notes do not have any appraisal or dissenter's rights in connection with the exchange offer. We are conducting the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder, including Rule 14e-1.

    We will be deemed to have accepted validly tendered outstanding notes when, as and if we give oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Series B notes from us.

    Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The expiration date is 5:00 p.m., New York city time, on July 19, 1999, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

    We will notify the exchange agent of any extension of the exchange offer by oral or written notice, followed by a public announcement no later than 9:00 a.m., New York city time, on the next business day after the previously scheduled expiration date.

    We reserve the right, in our reasonable judgment, to:

    - delay accepting any outstanding notes;

    - extend the exchange offer;

    - terminate the exchange offer if any of the conditions set forth under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

    - amend the terms of the exchange offer in any manner.

    Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the exchange offer is amended in a manner we determine constitutes a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of five to ten business days if the exchange offer would otherwise expire during such period.

    Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

    The tender to us of outstanding notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

    All outstanding notes are held of record by DTC, as depository, and all beneficial owners hold their interests through DTC or its participants. Any participant in DTC's book-entry transfer facility system may tender its ownership of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account in accordance with DTC's automated tender offer program. Although delivery of outstanding notes may be made through book-entry transfer into the exchange agent's account at DTC, an agent's message must, in any case, be transmitted to and received by the exchange agent at its address set forth herein under "-- Exchange Agent" before the expiration date. An agent's message is a message transmitted by DTC and received by the exchange agent stating that DTC has received an express acknowledgment from a participant tendering outstanding notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

    THE METHOD OF DELIVERY OF COMMUNICATIONS AND ANY REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER, AND WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. IT IS SUGGESTED THAT COMMUNICATIONS AND ANY REQUIRED DOCUMENTS BE

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DELIVERED SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT RECEIPT BY
THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. PERSONS WHO HOLD SERIES B NOTES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR NOMINEE AND WHO WISH TO TENDER THEIR SERIES B NOTES SHOULD INSTRUCT THAT INSTITUTION TO TENDER.

    A tender will be deemed to have been received as of the date the exchange agent either receives a book-entry confirmation from DTC and any other documents required by the letter of transmittal from the holder or receives a notice of guaranteed delivery or letter, telegram, or facsimile transmission from an eligible institution. A book-entry confirmation is a notice sent by DTC to the exchange agent transferring the outstanding notes tendered into the exchange agent's account accompanied by an agent's message. An eligible institution is a member of or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

    All questions as to the validity, form, eligibility, acceptance, and withdrawal of tendered outstanding notes will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularity in the tender of any outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities, neither we, the exchange agent, nor any other person shall be under any duty to give notification of any defects or irregularities or incur any liability for failure to give notification. Tenders will be deemed not to have been made until any defects or irregularities have been cured or waived.

    In all cases, issuance of Series B notes for outstanding notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry confirmation and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such non-exchanged outstanding notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

    Each broker-dealer that receives Series B notes for its own account in exchange for outstanding notes, if the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their outstanding notes and who cannot complete the procedures for book-entry transfer before the expiration date may effect a tender if:

    - the tender is made through an eligible institution;

    - before the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery setting forth the name and address of the holder, stating that the tender is being made thereby and guaranteeing that, within five business days after the expiration date, a book-entry confirmation and any other documents required by the letter of transmittal, will be received by the exchange agent; and

    - the book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

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Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the above guaranteed delivery procedures.

WITHDRAWAL RIGHTS

    Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York city time, on the expiration date. To withdraw a tender of outstanding notes, a written notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York city, on the expiration date. Any such notice of withdrawal must specify the name of the person having tendered the outstanding notes to be withdrawn, identify the principal amount of outstanding notes to be withdrawn and the name and number of the account at DTC to be credited. All questions as to the validity, form and eligibility of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Series B notes will be issued with respect thereto. Any outstanding notes which have been tendered but that are not accepted for exchange will be credited to the holder's account at DTC through which such outstanding notes were tendered without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

CONDITIONS TO THE EXCHANGE OFFER

    We are not required to accept for exchange or to exchange Series B notes for any outstanding notes, and may terminate or amend the exchange offer as provided herein before the acceptance of outstanding notes, if:

    - any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer us; or

    - any governmental approval has not been obtained, which approval we shall, in our reasonable judgment, deem necessary for the consummation of the exchange offer. If we determine in our reasonable judgment that either of the conditions is not satisfied, we may:

    - refuse to accept any outstanding notes and credit all tendered notes to the tendering holders;

    - extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the continuing rights of holders to withdraw; or

    - waive either unsatisfied condition and accept all properly tendered outstanding notes which have not been withdrawn.

    If such waiver constitutes a material change to the exchange offer, we will promptly distribute a prospectus supplement to all holders, and, depending upon the significance of the waiver, we will extend the exchange offer for a period of five to ten business days if it would otherwise expire during that period.

EXCHANGE AGENT

    The Bank of New York will act as exchange agent for the exchange offer.

    Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or a notice of guaranteed delivery should be directed to the exchange agent, as follows:

 BY HAND/OVERNIGHT DELIVERY:    BY REGISTERED OR CERTIFIED      BY FACSIMILE:
                                           MAIL:

     The Bank of New York          The Bank of New York         (212) 815-6339
      101 Barclay Street          101 Barclay Street, 7E
   Corporate Trust Services      New York, New York 10286         CONFIRM BY
            Window                Reorganization Section          TELEPHONE:
         Ground Level            Attn: Gertrude Jeanpierre
    Reorganization Section                                      (212) 815-5920
  Attn: Gertrude Jeanpierre

FEES AND EXPENSES

    We will bear the expenses of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by our officers and regular employees.

    We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers or other persons for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses and pay other expenses of the exchange offer.

    We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the outstanding notes, then the amount of any such transfer taxes will be payable by the tendering holder.

ACCOUNTING TREATMENT

    No gain or loss for accounting purposes will be recognized in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the Series B notes.

RESALE OF SERIES B NOTES

    Based on an interpretation by the staff of the SEC set forth in the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), the Morgan, Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) and similar letters, we believe that the Series B notes may be offered for resale, resold and otherwise transferred by any person other than a restricted holder, without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933 if:

    - the Series B notes are acquired by the holder in the ordinary course of business;

    - the holder is not engaged in and does not intend to engage in a distribution of the Series B notes; and

    - the holder does not have any arrangement or understanding with any other person to participate in a distribution of Series B notes.

    A restricted holder is an affiliate of Key or a broker-dealer that receives Series B notes for its own account in the exchange offer, where the outstanding notes tendered were not acquired as a result of market-making or other trading activities. Any person who is either a restricted holder or who acquires Series B notes in the exchange offer to participate in a distribution not permitted by the SEC's staff interpretation;

    - cannot rely upon any of the No-Action Letters described above; and

    - absent an exemption from registration, must comply with the registration requirements of the Securities Act of 1933 in connection with any secondary resale transaction.

    Failure to comply with any of the conditions described above may result in a holder incurring liabilities under the Securities Act of 1933 for which such holder is not indemnified by us. Each broker or dealer that receives Series B notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other activities, must acknowledge that it will deliver a prospectus in connection with any sale of such Series B notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B notes received in exchange for outstanding notes if acquired as a result of market-making activities or other trading activities. We will make this prospectus, as supplemented, available to any broker-dealer for use in connection with any such resale. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction.

CONSEQUENCES OF FAILURE TO EXCHANGE

    As a result of the making of this exchange offer, we will have fulfilled our obligations under the registration rights agreement, and holders of outstanding notes who do not tender them will not have any further registration rights under the registration rights agreement or otherwise. The outstanding notes that are not exchanged in the exchange offer will remain restricted securities. Therefore, outstanding notes may be resold only:

    - to Key;

    - to a qualified institutional buyer as defined by Rule 144A of the Securities Act of 1933 in a transaction meeting the requirements of Rule 144A, if the notes are eligible for resale under Rule 144A;

    - to a foreign person outside the United States pursuant to the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S;

    - to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act of 1933;

    - pursuant to an effective registration statement under the Securities Act of 1933; or

    - if available, pursuant to an exemption from registration under the Securities Act of 1933 provided by Rule 144.

OTHER

    Participation in the exchange offer is voluntary and holders should carefully consider whether to accept. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    In the future we may seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

                              DESCRIPTION OF NOTES

    The outstanding notes were issued under the indenture and the Series B notes will be issued under the same indenture. The outstanding notes and the Series B notes have virtually identical terms and will constitute a single series of debt securities under the indenture. If the exchange offer is consummated, holders of any remaining outstanding notes will vote together with holders of Series B notes for all relevant purposes under the indenture.

    The following discussion of certain provisions of the indenture and the terms of the notes is a summary only and does not purport to be a complete discussion of the terms of the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture and the notes including the definition therein of certain terms used below with their initial letters capitalized. Other capitalized terms have the meanings set forth in the Indenture which has been filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

    THE NOTES. The notes are our unsecured subordinated obligations issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof, and guaranteed by certain of our subsidiaries. Principal of, premium, if any, and interest on the notes will be payable at the office of the trustee, who will initially act as paying agent and registrar, in New York City. No service charge will be made for any transfer, exchange or redemption of the notes, but we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith.

    THE GUARANTEES. The notes are jointly and severally guaranteed by some of our subsidiaries. The guarantees are, and will be, subordinated to the prior payment of all Senior Debt of a guarantor. Future subsidiaries will not be required to guarantee the notes except as required by the covenants in the indenture. The following subsidiaries of Key are guarantors of the notes:

Yale E. Key, Inc.                               Jeter Service Co.
Key Energy Drilling, Inc.                       Jeter Well Service, Inc.
WellTech Eastern, Inc.                          Jeter Transportation, Inc.
Odessa Exploration Incorporated                 Industrial Oilfield Supply, Inc.
Kalkaska Oilfield Services, Inc.                Brooks Well Servicing, Inc.
Well-Co Oil Service, Inc.                       Updike Brothers, Inc.
Patrick Well Service, Inc.                      J.W. Gibson Well Service Company
Mosley Well Service, Inc.                       Key Energy Services -- South Texas,
Ram Oil Well Service, Inc.                      Inc.
Rowland Trucking Co., Inc.                      Key Energy Services -- California,
Landmark Fishing & Rental, Inc.                 Inc.
Dunbar Well Service, Inc.                       Watson Oilfield Service & Supply,
Frontier Well Service, Inc.                     Inc.
Key Rocky Mountain, Inc.                        WellTech Mid-Continent, Inc.
Key Four Corners, Inc.                          Dawson Production Management, Inc.
                                                Dawson Production Taylor, Inc.
                                                Dawson Production Acquisition Corp.
                                                Dawson Production Partners, L.P.

    The guarantees on these notes are:

    - general obligations of each guarantor;

    - subordinated in right of payment to all existing and future senior debt of each guarantor; and

    - are PARI PASSU with, or senior to, any future subordinated Indebtedness of each guarantor.

    A guarantor may not consolidate with or merge with or into another Person, unless either:

    - the surviving entity assumes all of such guarantor's obligations by executing a supplemental indenture satisfactory to the trustee and immediately after such transaction no default or event of default exists; or

    - the subsidiary guarantee is released.

    A guarantee will be released:

    - in connection with any merger consolidation or sale of all of the capital stock of a guarantor, if immediately after giving effect to the transaction no default or event of default has occurred and is continuing; or

    - if we designate a Restricted Subsidiary that is a guarantor as an Unrestricted Subsidiary pursuant to applicable provisions of the indenture.

    Presently, all of our subsidiaries are Restricted Subsidiaries and are subject to the restrictive covenants in the indenture. However, under certain circumstances we will be permitted to designate certain of our subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to most of the restrictive covenants in the indenture. Unrestricted Subsidiaries and certain Restricted Subsidiaries are not guarantors of the notes. The following subsidiaries of Key are not guarantors of the notes:

Production Systems, Inc.                        KEG Canal Properties, Inc.
WellTech, Inc. (California)                     KEG Villa Ashley, Inc.
WellTech, Inc.                                  KEG Pearl Acres, Inc.
WellTech Oilfield Services (Canada), Ltd.       KEG Anna Heights, Inc.
WellTech Oilfield Services Limited              KEG Orleans Place, Inc.
WellTech (Overseas) Limited                     Pyramid Land Corporation
Bronson Transport, Inc.                         All of our foreign subsidiaries
Thunderbird Tool Company

PRINCIPAL, MATURITY AND INTEREST

    The notes will mature on January 15, 2009. Interest on the notes will accrue from January 22, 1999, or the latest date to which interest has been paid. Interest will be payable at the rate of 14% per annum in arrears on January 15 and July 15 of each year, to the persons in whose name the notes are registered at the close of business on the January 1 or July 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

SUBORDINATION

    The payment of principal, premium, interest and Liquidated Damages, if any, on the notes is subordinated to all Senior Debt of Key and each guarantor.

    The holders of Senior Debt will be entitled to receive payment before the holders of the notes receive any payment on the notes in the event of any distribution to our creditors including, but not limited to:

    - our liquidation or dissolution of Key;

    - a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property;

    - an assignment for the benefit of our creditors; or

    - any marshaling of our assets and liabilities.

    We may not make any payment on the notes if:

    - a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

    - any other default occurs and is continuing on Designated Senior Debt that permits holders to accelerate the maturity of the Designated Senior Debt and the trustee receives notice of the default us or the holder, or representatives of Designated Senior Debt.

    The subordination provisions of the notes shall not apply to distributions of Permitted Junior Securities and certain payments made from the trust in connection with the defeasance of the notes.

OPTIONAL REDEMPTION

    The notes will be redeemable at our option, in whole or in part, at any time on or after January 15, 2004, upon not less than 30 nor more than 60 days notice, at the redemption prices set forth below, plus accrued and unpaid interest to the date of redemption if redeemed during the 12-month period beginning on January 15 of the years indicated below:

                                                                       PERCENT OF
                               YEAR                                 PRINCIPAL AMOUNT
------------------------------------------------------------------  ----------------
2004..............................................................       107.000%
2005..............................................................       104.667%
2006..............................................................       102.333%
2007 and thereafter...............................................       100.000%

    At any time on or before January 31, 2002, we may redeem up to 35% of the aggregate principal amount of the notes from the net cash proceeds of an Equity Offering, at a redemption price equal to 114% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption; provided that at least $97.5 million of the principal amount of the notes remains outstanding immediately after such redemption and that such redemption occurs within 45 days following the closing of such Equity Offering.

    If less than all of the notes are to be redeemed, the particular notes will be selected:

    - if the notes are not listed, on a pro rata basis or by lot or any other method the trustee deems fair and appropriate; or

    - if the notes are listed, in compliance with the requirements of the principal exchange on which the notes are listed.

REPURCHASE OF THE OPTION OF HOLDERS

    As described below, if a Change of Control occurs, each holder will have the right to require us to repurchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. If we sell or dispose of certain assets, we may be obligated to offer to purchase notes with a portion of the Net Proceeds at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase.

RANKING

    The notes are our unsecured obligations and are subordinated in right of payment to all of our existing and future senior debt, rank equally in right of payment to any of our future subordinated indebtedness and with all of our indebtedness and other liabilities that are not by their terms subordinated to the notes. The notes, however, will be effectively subordinated to our secured indebtedness.

CERTAIN COVENANTS

    The indenture contains, among others, the covenants described below.

    RESTRICTED PAYMENTS. (a) we will not, and will not permit any Restricted Subsidiary to, directly or indirectly make any Restricted Payment, unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value of the asset transferred on the date of the Restricted Payment as determined by our board of directors):

        (1) no default or event of default shall have occurred and be continuing or would occur as a result of the Restricted Payment;

        (2) We could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test after giving pro forma effect to the Restricted Payment had the payment been made at the beginning of the applicable four-quarter period, other than regular dividends on Qualified Preferred Stock; and

        (3) the aggregate amount of all Restricted Payments declared or made after January 22, 1999 is less than the sum of the following:

           (A) 50% of the Consolidated Net Income accrued on a cumulative basis during the period beginning on April 1, 1999 and ending on the last day of our last fiscal quarter ending for which internal financial statements are available at the time of such Restricted Payment, or, if such Consolidated Net Income is a loss, minus 100% of such loss;

           (B) the aggregate net cash proceeds received after the January 22, 1999 by us from the issuance or sale, other than to any of our Subsidiaries, of our Equity Interests, or other than Disqualified Stock;

           (C) the aggregate net cash proceeds received after the January 22, 1999 by us from the issuance or sale, other than from any of our Subsidiaries, of convertible or exchangeable Disqualified Stock;

           (D) the aggregate net cash proceeds received after January 22, 1999 by us from the issuance or sale, other than to any of our Subsidiaries, of convertible or exchangeable debt securities that have been converted into or exchanged for our Equity Interests;

           (E) to the extent not otherwise included in Consolidated Net Income or increasing amounts available for Restricted Payments or Permitted Investments, 50% of all dividends, distributions or interest payments from Restricted Investments; and

           (F) to the extent that any Restricted Investment made after January 22, 1999 is sold or repaid for cash, the lesser of

           (1) the cash received from the disposition of a Restricted Investment minus the costs of any disposition; and

           (2) the initial amount of such Restricted Investment.

    The payments or other actions described in clauses (1) through (4) below are restricted payments:

        (1) declaration or payment of any dividend on, or any other distribution to holders of, other than dividends or distributions payable solely in shares of our Qualified Capital Stock;

        (2) purchase, redemption or other acquisition or retirement for value any Equity Interests or any direct or indirect parent of us or any Restricted Subsidiary, other than any Equity Interests owned by us or any Restricted Subsidiary;

        (3) any principal payment on or repurchase, redemption, defeasance or other acquisition or retirement for value, before any scheduled principal payment, scheduled sinking fund payment or maturity, any indebtedness that is subordinated to the notes or the Subsidiary Guarantees; or

        (4) the making of any Restricted Investment.

    (b) Notwithstanding paragraph (a) above, we and our Restricted Subsidiaries may take the following actions so long as no default or event of default shall have occurred and be continuing:

        (1) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of the Indenture;

        (2) the repurchase, defeasance redemption or other acquisition or retirement of any subordinated Indebtedness or any guarantor or of any Equity Interests or any Restricted Subsidiary, in exchange for, or out of the net cash proceeds from, a substantially concurrent issuance and sale, other than to a Restricted Subsidiary, of Equity Interests other than Disqualified Stock;

        (3) the repurchase, redemption, repayment, defeasance or other acquisition or of any of our subordinated Indebtedness or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

        (4) the declaration or payment of any dividend or other distribution by a Restricted Subsidiary to the holders of our common Equity Interests on a PRO RATA basis;

        (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests or any Restricted Subsidiary held by any member of our or any of our subsidiaries management pursuant to any management equity subscription agreement or stock option agreement; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

        (6) the redemption, repurchase, retirement, defeasance or other acquisition of the Convertible Subordinated Debentures; PROVIDED that at least 90% of such Convertible Subordinated Debentures have been converted;

        (7) the redemption, repurchase, retirement, defeasance or other acquisition of the 1997 Convertible Subordinated Notes; PROVIDED that at least 90% of such 1997 Convertible Subordinated Notes have bene converted; and

        (8) Restricted Payments not to exceed $10.0 million under this clause
    (8).

    The actions described in clauses (2), (3), (5) and (8) of this paragraph (b) shall be restricted payments that shall be permitted to be made in accordance with this paragraph provided that no Default or Event of Default should have occurred and be continuing immediately after such transaction.

    The actions described in clause (2) of this paragraph (b) shall be restricted payments that shall be permitted to be made in accordance with this paragraph (b) and shall be excluded from the amount that would otherwise be available for restricted payments under clause (3)(B) of paragraph (a).

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK.

       (a) We will not, and will not permit any of our Restricted Subsidiaries to:

           - incur or otherwise become directly or indirectly liable, contingently or otherwise, for the payment of any Indebtedness, including Acquired Debt, other than Permitted Debt; and

           - issue any Disqualified Stock.

       (b) We will not permit any of our Restricted Subsidiaries to issue any Preferred Stock.

    However, we and any guarantor may incur Indebtedness (including Acquired
Debt) or issue Disqualified Stock, if:

           (1) the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1 (if such incurrence or issuance is on or before December 31, 1999, and 2.25 to 1 thereafter), determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued at the beginning of such four-quarter period; and

           (2) no Default or Event of Default has occurred and is continuing.

    The following items of Indebtedness are Permitted Debt:

        (1) The incurrence of Indebtedness under our Credit Facilities; PROVIDED that the aggregate principal amount of all Indebtedness of Key and its Restricted Subsidiaries outstanding under all Credit Facilities incurred under this clause (1) after giving effect to such incurrence does not exceed an amount equal to $550.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by us or any of our Restricted Subsidiaries to permanently reduce the Indebtedness or commitments under the Credit Facilities;

        (2) the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

        (3) the incurrence by us of Indebtedness represented by the notes originally issued on the date of the Indenture, the Guarantees and the Indenture;

        (4) the incurrence by is or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of such subsidiary, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

        (5) the incurrence of Indebtedness solely in respect of bankers' acceptances, letters of credit, surety or performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money of others), all in the ordinary course of business;

        (6) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2) or (3) of this paragraph;

        (7) the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among us and any of our Restricted Subsidiaries; PROVIDED, HOWEVER, that:

        (a) if we or any guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Key, or the subsidiary guarantee of such guarantor, in the case of a guarantor; or

        (b) (i) any subsequent issuance or transfer of Equity Interests or other event that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary that was not permitted by this clause (7);

        (8) the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations;

        (9) the guarantee by us or any of the guarantors of Indebtedness of us or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

        (10) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (10), not to exceed $60.0 million outstanding at any time;

        (11) the incurrence by our Unrestricted Subsidiaries of Non-Recourse Debt; PROVIDED, HOWEVER, that if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Key that was not permitted by this clause (11); and

        (12) the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same Class A Preferred Shares, Series I of Disqualified Stock; PROVIDED, in each such case, that the amount thereof is included in Fixed Charges as accrued.

    For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, we will be permitted to classify or reclassify such item of Indebtedness on the date of its incurrence or from time to time thereafter in any manner that then complies with this covenant, except that the Indebtedness outstanding on the date of the Indenture under the Credit Agreement shall be deemed to have been incurred only under clause (1) above.

    NO SENIOR SUBORDINATED DEBT. We will not, and will not permit any Restricted Subsidiary to incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt or any guarantor and senior in right of payment to the notes or any guarantee of the notes.

    The following items are not transactions with affiliates and will not be subject to the provisions of the prior paragraph:

        (1) any employment agreement or arrangements (including loan arrangements and advances) with officers and employees entered into by us or any of our Restricted Subsidiaries in the ordinary course of business;

        (2) transactions between or among us and/or our Restricted Subsidiaries;

        (3) payment of reasonable directors fees and the provision of customary indemnification arrangements to officers, directors and employees of Key or our Restricted Subsidiaries; and

        (4) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments."

    LIENS. We will not, and will not permit any Restricted Subsidiary to create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, unless before, or contemporaneously therewith, the notes or a Guarantee of the notes, are equally and ratably secured or secured on a senior basis if such indebtedness is expressly subordinated to the notes or a Guarantee of the notes.

    CHANGE OF CONTROL. If a Change of Control occurs, we will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable to and repurchase of the notes.

    In order to effect such change of control offer, Key will, within ten business days after the change of control, mail to each holder a notice describing the transaction, or transactions, that constitutes the Change of Control and offer to repurchase notes on the change of control payment date specified in such notice.

    Before complying with the provisions of the covenant in the indenture which govern a Change of Control, but in any event 90 days following a Change of Control, we will either repay all outstanding Senior Debt or obtain the consent of holders of Senior Debt, if required, to permit us to repurchase the notes. We will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements of the indenture, and purchases all notes validly tendered and not withdrawn under the Change of Control Offer.

    ASSET SALES.

        (a) We will not, and will not permit any Restricted Subsidiary to consummate any Asset Sale unless:

           (1) We or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

           (2) if the Net Proceeds received with respect to any Asset Sale exceed $10.0 million, the fair market value of such assets is determined by Board of Directors and evidenced by a board resolution set forth in an Officers' Certificate delivered to the Trustee; and

           (3) at least 75% of the consideration received from such disposition, other than a disposition of the Exploration and Production Assets of Odessa, by us or the Restricted Subsidiary consists of cash.

        (b) If we or any Restricted Subsidiary engages in an Asset Sale, then we, within 365 days after we receive Net proceeds from an Asset Sale, may use such Net Proceeds to:

           (1) permanently repay Senior Debt;

           (2) acquire all or substantially all of the assets of, or a majority of the voting stock of, another person engaged in a Permitted Business;

           (3) make a capital expenditure; or

           (4) acquire other long-term assets that are used or useful in a Permitted Business.

    Any Net Proceeds from Asset Sales that are not invested as provided in the preceding paragraph will constitute excess proceeds. When the aggregate amount of excess proceeds exceeds $10 million, we will make an offer to all holders of the notes and all holders of other Indebtedness that ranks equal with the notes and that contain similar asset sale offer provisions, to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the amount of such excess proceeds. The offer price in any asset sale offer will be 100% of the principal amount of the notes tendered, plus accrued and unpaid interest to the date purchase. To the extent that the aggregate offer price for the notes tendered is less than the excess proceeds, we may use that amount for any purposes, subject to the limitations contained in the indenture. If the aggregate offer price for the notes validly tendered exceeds the excess proceeds, notes to be purchased will be selected on a pro rata basis. Upon completion of an asset sale offer, the amount of excess proceeds will be reset to zero.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. We will not, and will not permit any Restricted Subsidiary to create or permit to exist or allow to become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

        (1) pay dividends or make any other distributions on its Capital Stock, or make payments on any indebtedness owed to us or any Restricted Subsidiary;

        (2) make any distributions with respect to any interest or participation in, or measured by, its profits, to us or any Restricted Subsidiary;

        (3) make loans or advances to us or any Restricted Subsidiary; or

        (4) transfer any of its property or assets to us or any Restricted Subsidiary.

    These restrictions are referred to as a payment restriction. This term does not include any encumbrances or restrictions existing under or because of:

        (1) the Credit Agreement and Existing Indebtedness as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement or such Existing Indebtedness, as in effect on the dat of the Indenture;

        (2) the Indenture, the Subsidiary Guarantees and the notes;

        (3) applicable law;

        (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition, except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or other properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

        (5) customary provisions restricting the assignment of any lease entered into in the ordinary course of business and consistent with past practices;

        (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (4) of the preceding paragraph;

        (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

        (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

        (9) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "-- Liens" that limit the right of Key or any of our Restricted Subsidiaries to dispose of the assets subject to such Lien;

        (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

        (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

        (12) restrictions imposed with respect to a subsidiary imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such subsidiary, provided that such disposition will comply with the covenant entitled "Asset Sales".

    MERGER, CONSOLIDATION OR SALE OF ASSETS. WE WILL NOT:

        (1) merge or consolidate with or into any other Person; or

        (2) sell, assign, convey, transfer or otherwise dispose of substantially all of its properties and assets to any Person or group; unless

           (A) either

           - We are the surviving corporation; or

           - the Person, if other than us, formed by such consolidation or merger to which our properties and assets are disposed of shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; and

           (B) the Person, if other than us formed by such consolidation or merger or to which our properties and assets are disposed shall expressly assume all our obligations under the notes and the indenture pursuant to agreements reasonably satisfactory to the Trustee;

           (C) immediately after giving effect to such transaction no default or event of default exists; or

           (D) We or the surviving Person, if other than us, after giving effect such transactions on a pro forma basis and any related financing transactions as if such transactions had occurred at the beginning of the applicable four quarter period, either:

           - could incur $1.00 of additional indebtedness under the Fixed Charge Coverage Ratio Test; or

           - has a fixed Charge Coverage Ratio that is the same or higher than the ratio was immediately prior to such transactions.

    Additionally, we may not lease all or substantially all of our properties or assets to any Person. This covenant will not apply to a sale, assignment, transfer or other disposition of assets between us, our wholly owned subsidiaries or the guarantors.

    TRANSACTIONS WITH AFFILIATES. We will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates, unless:

        (1) such transaction is on terms that are no less favorable to us or such Restricted Subsidiary than those that would be available in a comparable arm's-length transaction with unrelated third parties; and

        (2) if the transaction(s) involve aggregate payments in excess of $2.5 million, we deliver an officers' certificate to the trustee certifying that:

           (a) such transaction or series of related transactions complies with paragraph (1); and

           (b) such transaction or series of related transactions has been approved by a majority of the disinterested members of the board of directors; and

        (3) if the transaction(s) involve aggregate payments in excess of $10.0 million, we deliver an opinion from a nationally recognized accounting, appraisal or investment banking firm as to the fairness to the holders of notes of the transaction(s) from a financial point of view.

    DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES. Unless such designation would cause a default under the indenture, the board of directors may:

    - designate any Restricted Subsidiary to be an Unrestricted Subsidiary; and

    - redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary.

    If a Restricted Subsidiary is designated as an Unrestricted Subsidiary:

    - all outstanding Investments owned by us and our Restricted Subsidiaries in the designated subsidiary will be valued at their fair market value and deemed to be made as of the time of such designation; and

    - will reduce the amounts available for Restricted Payments or Permitted Investments.

    SALE AND LEASEBACK TRANSACTIONS. We will not, and will not permit any Restricted Subsidiary to enter into or otherwise become liable with respect to any sale and leaseback transaction unless:

        (1) Key or that Guarantor, as applicable, would be able to incur Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption " -- Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption
    " -- Liens";

        (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, which (if in excess of $10 million) will be determined in good faith by the board of directors and set forth in an Officer's Certificate delivered to the trustee, of the property that is the subject of such sale and leaseback transaction; and

        (3) the transfer of assets in that sale and leaseback transaction is permitted by, and Key applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-- Asset Sales."

    LIMITATION ON ISSUANCES OF GUARANTEE OF INDEBTEDNESS; ADDITIONAL
GUARANTORS. Key will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any Indebtedness of Key under any Credit Facility unless such Restricted Subsidiary contemporaneously executes and delivers a supplemental indenture guaranteeing payment of the notes. Any guarantee of the noted shall be subordinated to the Credit Facility to the same extent the notes are subordinated to the Credit Facility:

    - permit any Restricted Subsidiary to issue or sell any Capital Stock to any Person other than Key or a Wholly Owned Restricted Subsidiary; or

    - permit any person other than Key or a Wholly Owned Restricted Subsidiary to own any Capital Stock of any Restricted Subsidiary.

    The sale of all of the Capital Stock of any Restricted Subsidiary is permitted by this covenant but is subject to the limitations described under "-- Limitations on Asset Sales."

    BUSINESS ACTIVITIES. Key will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses.

    PAYMENTS FOR CONSENT. Key will not, and will not permit any of its subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

    NO AMENDMENT OF SUBORDINATION PROVISIONS. Without the consent of each holder of notes so affected, Key will not amend, modify or alter the Subordinated Convertible Note Indentures in any way that will (i) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Subordinated Convertible Notes, (ii) alter the redemption provisions or the price or terms at which Key is required to offer to purchase such Convertible Subordinated Notes in any manner adverse to such holder or (iii) amend the provisions of Article 10 of the Senior Subordinated
Note Indenture (which relate to subordination) in any manner adverse to such holder.

    Designation of a subsidiary will only be permitted if any Restricted Payment which may arise because of any such designation would be permitted at that time and such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    REPORTS. So long as any notes are outstanding Key, whether or not required by the Commission, will provide holders of notes, within the time periods specified in the Commissions rules and regulations:

        (1) all quarterly and annual financial information that would be required to be contained in Forms 10-Q and 10-K if Key were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Key's independent public accountants; and

        (2) all current reports that would be required to be filed with the Commission on Form 8-K if Key were required to file such reports.

    If Key has designated any of its subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Key and its Restricted Subsidiaries separate from the financial condition and results of operations of Key's Unrestricted Subsidiaries.

    In addition, whether or not required by the Commission, Key will file a copy of all of the information and reports referred to in clauses (1) and (2) above on a timely basis with the Commission for public availability, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

    The following will be events of default under the indenture:

        (a) default for 30 days in the payment of any installment of interest on any of the notes, when due, whether or not prohibited by the subordination provisions of the indenture; or

        (b) default in the payment of the principal of or premium, if any, on the notes, whether such payment is in connection with an offer to purchase, whether or not prohibited by the subordination provisions of the indenture; or

        (c) Key's or any of its subsidiaries failure to comply with the merger, consolidation and sale of assets and asset sales provisions of the indenture and the continuance of such failure for 15 days; and the failure by Key or any of its subsidiaries to comply with the Restricted Payments or Incurrence of Indebtedness and Issuance of Preferred Stock provisions of the indenture and the continuance of such failure for 30 days; or

        (d) under any mortgage, indenture or instrument under which there may be issued or by which any Indebtedness for money borrowed by Key or any of its Restricted Subsidiaries may be secured or evidenced or the payment of which is guaranteed by Key or any of its Restricted Subsidiaries whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

           - is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness before the expiration of any applicable grace period; or

        (e) Key's failure or any of its Restricted Subsidiaries to comply with any other agreement contained in the indenture for a period of 60 days after notice shall have been given to Key by trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

        (f) the occurrence of any default or other Indebtedness of Key or any Restricted Subsidiary for money borrowed, provided that the aggregate principal amount of such Indebtedness shall exceed $5.0 million and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, such event of default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or

        (g) Key's failure or any Restricted Subsidiary's that are significant subsidiaries, or that would be a significant subsidiary if taken together, to pay final judgments that require the payment in an aggregate amount of more than $10.0 million over a 60-day period which are not paid, discharged or stayed for; or

        (h) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of Key or any Restricted Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) adjudging Key or any Restricted Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of Key or any Restricted Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of Key or any Restricted Subsidiary or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

        (i) the commencement by Key or any Restricted Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by Key or any Restricted Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by Key or any Restricted Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of Key or any Restricted Subsidiary or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by Key or any Restricted Subsidiary in furtherance of any such action.

    If an event of default, other than as specified in clause (g) or (h) above, shall occur and be continuing, the trustee may, and the trustee upon the request of the holders of not less than 25% in aggregate principal amount of the notes then outstanding shall, declare the principal of, premium, if any, accrued and unpaid interest on all of the notes due and payable immediately, upon which declaration all amounts payable in respect of the notes shall be immediately due and payable. If an event of default specified in clause (g) or (h) above occurs and is continuing, then the principal of, premium, if any, accrued and unpaid interest on all of the notes shall become and be immediately due and payable without any declaration, notice or other act on the part of the trustee or any holder of notes.

    After a declaration of acceleration under the indenture, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to Key and the trustee, may rescind and annul such declaration if:

        (a) Key has paid or deposited with the trustee a sum sufficient to pay:

           (1) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;

           (2) all overdue interest on all notes;

           (3) the principal of and premium on any notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

           (4) to the extent that payment of such interest is lawful, interest upon overdue interest and principal at the rate borne by the notes;

        (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

        (c) all events of default, other than the non-payment of principal of, premium, if any, or interest on the notes that has become due solely by such declaration of acceleration, have been cured or waived.

    No holder will have any right to institute any proceeding with respect to the indenture or any remedy thereunder, unless such holder has notified the trustee of a continuing event of default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee under the indenture, the trustee has failed to institute such proceeding within 60 days after receipt of such notice and the trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding notes. Such limitations will not apply, however, to a suit instituted by the holder of a note for the enforcement of the payment of the principal of, premium, if any, or interest on such note on or after the respective due dates expressed in such note.

    During the existence of an event of default, the trustee will be required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee under the indenture.

    If a default or an event of default occurs and is continuing and is known to the trustee, the trustee shall mail to each holder notice of the default or event of default within 60 days after the occurrence thereof. Except in the case of a default or an event of default in payment of principal of, premium, if any, or interest on any notes, the trustee may withhold the notice to the holders of the notes if the trustee determines in good faith that withholding the notice is in the interest of the holders.

    Key is required to furnish to the trustee annual and quarterly statements as to the performance by Key of its obligations under the indenture and as to any default in such performance. Key will also be required to notify the trustee within 10 days of any default or event of default.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE

    Key may, at its option and at any time, elect to have its obligations discharged with respect to the notes and all obligations of the Guarantors discharged except for:

    (1) the rights to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust;

    (2) Key's obligations concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

    (3) the rights, powers, trusts, duties and immunities of the trustee, and Key's related obligations; and

    (4) the legal defeasance provisions of the indenture.

    In addition, Key may, at its option and at any time, elect to have its obligations and the Guarantors released with respect to certain covenants that are described in the indenture and any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event a covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will not longer constitute an Event of Default with respect to the notes.

    To exercise either legal defeasance or covenant defeasance:

        (a) Key must irrevocably deposit with the trustee, in trust for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. Government, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on a redemption date;

        (b) in the case of legal defeasance, Key shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that based upon, and referring to, a published ruling of the IRS or change in applicable federal income tax laws, to the effect that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

        (c) in the case of covenant defeasance, Key shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (d) such legal or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Key or any of its Restricted Subsidiaries is a party or by which it is bound; and

        (e) no default or event of default shall have occurred and be continuing either on the date of such deposit or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit.

AMENDMENT, SUPPLEMENT AND WAIVERS

    Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

    - reduce the principal amount of any note;

    - change the fixed maturity of any note;

    - change the redemption provisions of any note;

    - reduce the rate of or change the time for payment of interest on any note;

    - waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes;

    - change the coin or currency on any note;

    - modify any provision of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified;

    - modify or change the rights of holders to receive payments of principal of or premium, if any, or interest on the notes;

    - reduce the above-stated percentage of aggregate principal amount of outstanding notes necessary to modify or amend the indenture;

    - reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

    - amend, change or modify the obligation of Key to repurchase any note in the event of a change of control offer or asset sale.

    The holders of not less than a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal of, premium, if any, or interest on the notes, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding.

THE TRUSTEE

    The Bank of New York serves as trustee under the indenture relating to the notes.

    The indenture contains limitations on the rights of the trustee thereunder, should it become a creditor of Key, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The indenture permits the trustee to engage in other transactions; provided, however if it acquires any conflicting interest, as defined in the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

    As mandated by the Trust Indenture Act of 1939, if a default occurs with respect to either the Series B notes or the outstanding notes, the Bank of New York would be required to resign as trustee under one of them within 90 days of such default unless the default cured, waived or otherwise eliminated.

GOVERNING LAW

    The indenture and the notes are governed by the laws of the State of New
York.

BOOK ENTRY; DELIVERY AND FORM

    The Series B note will be issued in the form of one permanent global certificate in definitive, fully registered form. The global certificate will be deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC.

    Except as set forth below, the global certificate may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    DTC has advised Key as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant. Persons may beneficially own securities held by DTC only through participants.

    DTC has also advised that pursuant to procedures established by it (i) upon the issuance by Key of the Series B notes, DTC will credit the accounts of participants with the principal amount of the Series B notes equivalent to their interest in the outstanding notes tendered for exchange, and (ii) ownership of beneficial interests in the global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global certificate is limited to such extent.

    So long as a nominee of DTC is the registered owner of the global certificate, such nominee will be considered the sole owner or holder of the Series B notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have Series B notes registered in their names, will not receive or be entitled to receive physical delivery of Series B notes in definitive form and will not be considered the owners or holders thereof under the indenture.

    Neither Key, the trustee, the paying agent nor the note registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificate, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Principal and interest payments on the global certificate will be made by Key, either directly or through a paying agent, to DTC's nominee as the registered owner of the global certificate. Under the terms of the indenture, Key and the trustee will treat the persons in whose names the notes are registered as the owners of such notes for all purposes. Therefore, neither Key, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to beneficial owners. DTC has advised Key and the trustee that its present practice is, upon receipt of any payment of principal or interest to credit immediately the accounts of the participants with payment in amounts proportionate to their respective holdings in the global certificate as shown on the records of DTC. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants or indirect participants.

    As long as the Series B notes are represented by a global certificate, DTC's nominee will be the holder of the Series B notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the notes. Notice by participants or indirect participants or by beneficial owners held through such participants or indirect participants of the exercise of the option to elect repayment of beneficial interests in Series B notes must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular beneficial interest, the beneficial owner must instruct the broker or other participant or exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant or indirect participant through which it holds its interest in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. Key Energy Services will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

    Key will issue Series B notes in definitive form in exchange for the global certificate if, and only if, DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Key within 90 days. In such an instance, a beneficial owner will be entitled to have Series B notes equal in principal amount to such beneficial interest issued in fully registered certificated form. Series B notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion is based upon current provisions of the Internal Revenue Code, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders of the Series B notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who hold Series B notes in connection with a hedging transaction, straddle, or conversion transaction) may be subject to special rules not discussed below.

    The issuance of the Series B notes to holders of the outstanding notes pursuant to the terms set forth in this prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss will be recognized by holders of the outstanding notes upon receipt of the Series B notes, and ownership of the Series B notes should be treated for federal income tax purposes either (i) as merely a continuation of a single debt obligation as to which no gain or loss is realized or (ii) as an exchange of debt securities on which no gain or loss is recognized. In either event, for purposes of determining gain or loss upon the subsequent sale or exchange of the Series B notes, a holder's basis in the Series B notes will be the same as such holder's basis in the outstanding notes exchanged therefor. A holder's holding period for the Series B notes should include the holder's holding period for the notes exchanged. Each holder's taxation of a Series B note will be the same as for the outstanding notes, and the issue price, original issue discount, bond premium and market discount inclusion and other tax characteristics of the Series B notes should be identical to the issue price, original issue discount, bond premium and market discount inclusion and other tax characteristics of the outstanding notes exchanged therefor.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that acquires Series B notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. This prospectus, as supplemented, as it may be amended or further supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Key has agreed that it will make this prospectus, as supplemented, as amended or further supplemented, available to any broker-dealer for use in connection with any such resale for a period of one year.

    Key will not receive any proceeds from any sales of the Series B notes by broker-dealers. Series B notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B notes or a combination of such methods or resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Series B notes. Any broker-dealer that resells the Series B notes that were received by it for its own account pursuant to the exchange offer may be deemed to be an underwriter within the meaning of the Securities Act of 1933 and any profit on any such resale of Series B notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933.

    For the period of time as such broker-dealers must comply with prospectus delivery requirements of the Exchange Act in order to resell the Series B notes, Key will promptly send additional copies of this prospectus, as supplemented, and any amendment or additional supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Key has agreed to pay certain expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes against certain liabilities, including liabilities under the Securities Act of 1933.

    By acceptance of this exchange offer, each broker-dealer that receives Series B notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from Key of the happening of any event which makes any statement in the prospectus, as supplemented, untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice Key agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until Key has amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemental prospectus to such broker-dealer.

                                 LEGAL MATTERS

    Certain legal matters in connection with the validity of the Exchange Notes offered hereby will be passed on for Key by Porter & Hedges, L.L.P., Houston, Texas.

June 21, 1999

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                  $150,000,000

                                 EXCHANGE OFFER
                                       OF
                14% SENIOR SUBORDINATED NOTES DUE 2009, SERIES B
                                      FOR
             ALL OUTSTANDING 14% SENIOR SUBORDINATED NOTES DUE 2009

                                 --------------

                                   PROSPECTUS
                                   SUPPLEMENT

                                 --------------

------------------------------------------------------------

    We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

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